Mail Stop 3561

July 9, 2010

Mr. Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Global Ship Lease Services Ltd.
Portland House
Stag Place
London SW1E 5RS
United Kingdom

> **Re: Global Ship Lease, Inc.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed May 18, 2010**
> **File No. 1-34153**

Dear Mr. Webber:

We have completed our review of your Form 20-F noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief